EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE THREE AND NINE MONTH PERIODS ENDED June 30, 2026 and 2025

ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

As at June 30, 2026 and September 30, 2025

		As at	As at
	Notes	June 30, 2026	September 30, 2025
Assets
Current assets
Cash and cash equivalents		$13,084	6,358
Restricted cash		3,168	656
Trade and other receivables	Note 4	29,980	16,474
Inventories	Note 5	18,269	12,451
Prepaid expenses	Note 6	11,457	6,017
Total current assets		75,958	41,956

Non-current assets
Property, plant and equipment	Note 7	19,042	13,043
Long-term deposit		255	257
Deposits for Jamestown equipment	Note 6	21,100	6,608
Deferred income tax asset		2,166	2,067
Total non-current assets		42,563	21,975

Total assets		$118,521	63,931

Liabilities and Equity
Current liabilities
Trade and other payables	Note 8	$9,307	9,576
Derivative liability	Note 15	-	144
Lease liability	Note 11	777	358
Total current liabilities		10,084	10,078

Non-current liabilities
Lease liability	Note 11	2,015	1,457
Long term loan	Note 9 (a), (b)	38,265	20,744
Government assistance payable		544	216
Other payables	Note 18	379	309
Total non-current liabilities		41,203	22,726

Equity
Share capital	Note 12(a)	171,999	134,866
Contributed surplus		12,514	11,508
Warrants	Note 12(c)	-	4,725
Accumulated other comprehensive income		6,240	5,909
Deficit		(123,519)	(125,881)
Total Equity		$67,234	31,127
Total liabilities and equity		$118,521	63,931

See accompanying notes to unaudited condensed interim consolidated financial statements

Signed on behalf of the Board of Directors

Chair of the Board	Sankar Das Gupta, Director
Chair of Audit Committee	James K Jacobs, Director

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Earnings

(Expressed in thousands of U.S. dollars)

For the three and nine month periods ended June 30, 2026 and 2025

(Unaudited)

		Three-months ended June 30,		Nine-months ended June 30,
	Notes	2026	2025	2026	2025

Revenue	Note 17	$17,715	17,133	51,318	43,320
Direct manufacturing costs	Note 5(c)	11,527	11,856	33,977	29,962
Gross margin		6,188	5,277	17,341	13,358
Expenses
Research and development		(407)	1,169	2,294	3,223
Government assistance		737	(1)	(94)	(85)
Sales and marketing		715	582	2,540	1,866
General and administrative		1,474	634	4,115	2,907
Stock based compensation		2,382	543	2,781	1,246
Depreciation and amortization	Note 7	499	388	1,362	1,033
		5,400	3,315	12,998	10,190

Income from operations		788	1,962	4,343	3,168
Net finance charges	Note 10	384	591	1,376	1,925
Foreign exchange loss (gain) and interest income		99	464	704	(72)
Income tax recovery		-	-	99	-
Net income for the period		$305	907	2,362	1,315

Basic income per share		$0.01	0.02	0.05	0.04
Diluted income per share		$0.01	0.02	0.05	0.03
Weighted average number of shares – basic		49,744,052	40,100,715	48,200,156	37,509,735
Weighted average number of shares – diluted		52,497,545	42,011,683	50,378,421	40,234,391

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Comprehensive income

(Expressed in thousands of U.S. dollars)

For the three and nine month periods ended June 30, 2026 and 2025

(Unaudited)

	Three-months ended June 30,		Nine-months ended June 30,
	2026	2025	2026	2025

Net income for the period	$305	907	2,362	1,315

Items that may be reclassified to Profit and Loss
Cumulative translation adjustment	182	(246)	331	(436)

Other comprehensive income for the period	$487	661	2,693	879

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the nine-month periods ended June 30, 2026 and 2025

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2024	$116,408	10,904	4,725	5,792	(129,244)	8,585
Stock-based compensation	-	1,246	-	-	-	1,246
Issue of shares	11,582	-	-	-	-	11,582
Exercise of options	72	(30)	-	-	-	42
Cumulative translation adjustment	-	-	-	(436)	-	(436)
Net income for the period	-	-	-	-	1,315	1,315
Balance – June 30, 2025	$128,062	12,120	4,725	5,356	(127,929)	22,334

Balance – October 01, 2025	$134,866	11,508	4,725	5,909	(125,881)	31,127
Stock-based compensation	-	2,781	-	-	-	2,781
Issuance of shares	25,845	-	-	-	-	25,845
Exercise of options	5,278	(1,775)	-	-	-	3,503
Exercise of warrants	6,010	-	(4,725)	-	-	1,285
Cumulative translation adjustment	-	-	-	331	-	331
Net income for the period	-	-	-	-	2,362	2,362
Balance – June 30, 2026	$171,999	12,514	-	6,240	(123,519)	67,234

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

Nine-month periods ended June 30, 2026 and 2025

(Unaudited)

		For the nine month periods ended
	Notes	June 30, 2026	June 30, 2025

Cash and cash equivalents provided by (used in)

Operating activities

Net income for the period		$2,362	1,315
Add:
Depreciation and amortization		1,362	1,033
Stock based compensation		2,781	1,246
Interest expense and other financing charges	Note 10	1,376	1,925
Unrealized foreign exchange		794	(145)
Income tax recovery		(99)	-
Cash provided by operating activities		8,576	5,374
Net changes in the working capital	Note 14	(25,945)	(12,688)
Cash (used in) operating activities		$(17,369)	(7,314)

Investing activities:
Purchase of property, plant and equipment	Note 7	$(5,097)	(2,414)
Deposits for Jamestown equipment		(14,492)	-
Change in restricted cash		(2,512)	(174)
Cash (used in) investing activities		$(22,101)	(2,588)

Financing activities
Proceeds from issuance of shares, net of issuance cost	Note 12(a)	$25,845	11,582
Proceeds from exercise of warrants		1,174	-
Proceeds from exercise of options	Note 12(a)	3,505	30
Proceeds from working capital facilities	Note 9(a)	42,093	56,125
Repayment of working capital facilities	Note 9(a)	(40,612)	(53,049)
Proceeds from EXIM loan, net of debt issuance cost	Note 9(b)	16,461	-
Repayment of vendor take back loan		-	(1,630)
Repayment of promissory note		-	(533)
Interest and other finance cost	Note 10	(762)	(1,621)
Government assistance		(40)	(40)
Lease payments	Note 11	(615)	(331)
Cash from financing activities		$47,049	10,533

Increase in cash and cash equivalents		$7,579	631
Cash and cash equivalents, beginning of period		6,358	781
Effect of movements in exchange rates on cash held		(853)	(122)
Cash and cash equivalents at end of period		$13,084	1,290

Supplemental cash flow disclosures:
Interest paid		$762	$1,603
Income tax paid		-	-

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

1. Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2. Basis of Presentation

a. Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s September 30, 2025 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 7, 2026.

b. Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c. Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar, and the functional currencies of all the Group’s companies is US Dollars.

Below are the companies within the Group - Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc, Electrovaya Japan Co. Ltd.

d. Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the unaudited condensed interim consolidated financial statements where relevant):

•	Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.
•	Estimates used in determining the allowance for expected credit losses based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable.
•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.
•	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.

3. Material Accounting Policies

The material accounting policies adopted in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2025. Unless otherwise stated, these policies have been consistently applied to all periods presented.

4. Trade and Other Receivables

	June 30, 2026	September 30, 2025
Trade receivables, gross	$28,779	13,796
Expected credit losses	(54)	(82)
Net trade receivables	28,725	13,714
Other receivables	1,255	2,760
Trade and other receivables	$29,980	16,474

As at financial period ending June 30, 2026:

	Current	31-60	61-90	90-120	>120	total
%	49.90	3.63	39.83	0.46	6.18	100
Trade receivable (net of specific provision)	$14,361	1,046	11,463	131	1,778	28,779
Expected loss rate	0.20	0.53	1.70	3.14	3.55	0.41
Expected loss provision	$23	2	13	3	13	54

As at financial year ending September 30, 2025:

	Current	31-60	61-90	90-120	>120	total
%	81.31	7.52	0.41	0.34	10.42	100
Trade receivable (net of specific provision)	$11,218	1,038	57	46	1,437	13,796
Expected loss rate	0.20	0.53	1.70	3.14	3.55	0.59
Expected loss provision	$23	6	1	1	51	82

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

The movement in the allowance for credit losses can be reconciled as follows:

	June 30, 2026	September 30, 2025
Beginning balance	$82	64
Write off	-	(2)
Allowance provided/(recovery)	(28)	20
Ending balance	$54	82

5. Inventories

a. Total inventories on hand as at June 30, 2026 and September 30, 2025 are as follows:

	June 30, 2026	September 30, 2025
Raw materials	$15,728	11,348
Semi-finished	1,085	-
Finished goods	1,456	1,103
	$18,269	12,451

b. During the period ended June 30, 2026, the provision for slow moving and obsolete inventories amounted to $214 (September 30, 2025: $218), which was also included in direct manufacturing costs.

c. During the three and nine month periods ended June 30, 2026, materials amounted to $11,240 and $32,767 (three and nine month periods ended June 30, 2025: $11,703 and $22,268) was expensed through direct manufacturing costs.

6. Prepaid expenses

	June 30, 2026	September 30, 2025
Prepaid expenses	$321	187
Prepaid insurance	42	5
Prepaid purchases	11,094	5,825
Deposits for Jamestown equipment	21,100	6,608
	$32,557	12,625

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.

Deposits for Jamestown Equipment represent advances paid to vendors for the procurement of manufacturing equipment for the Company’s new manufacturing facility in Jamestown, New York. The Company has entered into equipment purchase and other capital purchase commitments with various vendors with an aggregate value of approximately $21,862 which is expected to be paid within the next twelve months.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

7. Property, plant and equipment

June 30, 2026

	Land	Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Capital work in progress	Battery technology	Total
Gross carrying amount
Balance beginning	$215	7,485	3,109	329	2,513	120	2,049	2,016	17,836
Additions	-	-	1,451	2,106	500	36	3,129	263	7,485
Exchange differences	-	-	(100)	(13)	(60)	(6)	-	(46)	(225)
Balance ending	$215	7,485	4,460	2,422	2,953	150	5,178	2,233	25,096
Depreciation and impairment
Balance beginning	$-	(1,167)	(1,977)	(79)	(1,038)	(92)	-	(440)	(4,793)
Depreciation	-	(281)	(389)	(59)	(296)	(22)	-	(315)	(1,362)
Exchange differences	-	(1)	48	3	29	3	-	19	101
Balance ending	$-	(1,449)	(2,318)	(135)	(1,305)	(111)	-	(736)	(6,054)
Net Book Value ending	$215	6,036	2,142	2,287	1,648	39	5,178	1,497	19,042

September 30, 2025

	Land	Building	Right of Use Asset	Leasehold Improvement	Production Equipment	Office Furniture & Equipment	Capital work in progress	Battery technology	Total
Gross carrying amount
Balance beginning	$215	7,485	3,209	76	1,809	105	-	935	13,834
Additions	-	-	(96)	253	1,213	20	2,049	1,076	4,515
Disposals	-	-	-	-	(509)	-	-	11	(498)
Exchange differences	-		(4)	-	-	(5)	-	(6)	(15)
Balance ending	$215	7,485	3,109	329	2,513	120	2,049	2,016	17,836
Depreciation and impairment
Balance beginning	$-	(793)	(1584)	(48)	(1,194)	(72)	-	(169)	(3,860)
Depreciation	-	(374)	(393)	(31)	(279)	(21)	-	(271)	(1,369)
Disposals	-	-	-	-	435	-	-	-	435
Exchange differences	-	-	-	-	-	1	-	-	1
Balance ending	$-	(1,167)	(1,977)	(79)	(1,038)	(92)	-	(440)	(4,793)
Net Book Value ending	$215	6,318	1,132	250	1,475	28	2,049	1,576	13,043

During the nine months period ended June 30, 2026, the Company incurred debt issuance cost of $1,982 (September 30, 2025: $1,790) in connection with the EXIM financing facility. The loan fees are initially recognized as a deduction from the carrying amount of the related loan and are amortized using the effective interest rate (EIR) method. Borrowing costs arising from the EIR accretion of the loan fees are capitalized to capital work in progress (CWIP) in accordance with IAS 23 – Borrowing Costs, only up to the date the qualifying asset is ready for its intended use. Thereafter, such borrowing costs are recognized in profit or loss. For the three and nine month periods ended June 30, 2026, the Company capitalized $406 and $937 to CWIP (September 30, 2025: $23).

Refer to Note 9(b) for further details.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

8. Trade and Other payables

	June 30, 2026	September 30, 2025
Trade payables	$5,983	6,798
Accruals	2,658	2,046
Employee payables	666	732
	$9,307	9,576

Warranty provision continuity schedule is as follows:

	June 30, 2026	September 30, 2025
Opening provision	$1,192	1,072
Utilised during the period	(917)	(665)
Provided during the period	1,157	785
Closing balance	$1,432	1,192

9. Working Capital Facilities

a. Revolving Credit Facility- Bank of Montreal (BMO)

As at June 30, 2026, the principal balance under the facility is $18,760 (Cdn $26,649). The maximum credit available under the facility is $20,000.

The Company has a working capital facility with BMO bearing interest at the Canadian prime rate plus an applicable margin. As at June 30, 2026, the applicable interest rate was 7.20% (September 30, 2025: 7.45%). The interest is payable monthly and carrying value of the BMO revolving credit facility is as follows -

	June 30, 2026	September 30, 2025
Opening balance	$17,672	16,283
Exchange difference	(853)	(1)
Payments made during the period	(40,612)	(77,895)
Loan fees amortization	144	104
Loan fees	-	(565)
Cash drawn during the period	42,093	79,757
Closing balance	$18,444	17,683

During March 2025, the company paid off its Cortland working capital facility.

On March 07, 2025, the Company entered a three-year credit agreement with Bank of Montreal as lender to provide working capital facilities with outstanding amounts not exceeding $20,000 and $5,000 accordion. As a part of this agreement, the balance outstanding with Cortland working capital facility was paid off in full. The Company paid an early termination fee to Cortland for $375. Legal and professional fees in relation to the new facility have been capitalized and will be amortized over the period of the facility. The working capital facility provides the Bank with security over the assets of the Company.

Interest accrued up to June 30, 2026, is $50 (September 30, 2025: $ 100).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

b. Export-Import Bank of United States

During March 2025, a loan was approved from Export–Import Bank of the United States for $50,853 for the Jamestown facility with a term of 6.5 years and interest rate of 4.90%. The interest payment commences from the month of March 2026, and the principal repayment commences from the month of December 2027.

As of June 30, 2026, the Company has drawn the following amount:

	June 30, 2026	September 30, 2025
Opening balance	$3,061	-
Loan amount withdrawn during the period	18,444	4,845
Debt issuance cost (net of amortization) (June 30, 2026: $215; September 30, 2025: $9)	(1,983)	(1,790)
Interest and accretion	299	6
	$19,821	3,061

Interest on EXIM loan calculated under effective interest rate method of $937 (September 30, 2025: $23) was capitalized as part of “capital work in progress” (CWIP) (Refer Note 7 for more details).

10. Finance costs

During the three and nine-month periods ended June 30, 2026 and 2025, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	Three-month periods ended						Nine-month periods ended
	30-June-26			30-June-25			30-June-26			30-June-25
	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	$230	(2)	228	343	14	357	762	-	762	1373	69	1,442
Promissory notes	-	-	-	-	-	-	-	-	-	-	17	17
Interest on VTB loan	-	-	-	-	-	-	-	-	-	16	-	16
Lease interest (note 11)	70	-	70	69	-	69	202	-	202	214	-	214
Equity issuance cost	-	-	-	-	1	1	-	-	-	18	32	50
Changes in fair value of derivative warrants	-	-	-	-	138	138	-	(36)	(35)	-	96	96
Accretion on government payable	-	85	85	-	26	26	-	448	447	-	90	90
	$300	83	383	412	179	591	964	412	1,376	1,621	304	1,925

11. Lease liability

As of June 30, 2026, lease liability consists of:

	June 30, 2026	September 30, 2025
Current	$777	358
Non-current	2,015	1,457
	$2,792	1,815

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

Information about leases for which the Company is a lessee is as follows:

	June 30, 2026	June 30, 2025
Interest on lease liabilities	$199	214
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	$615	545

The Company’s future undiscounted minimum lease payments for the period ended June 30, 2026, for the continued operations are as under:

Year	Amount ($)
Year 1	1,217
Year 2	1,248
Year 3	1,133
Year 4	373

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

In January 2026, the Company entered into a lease agreement for its lab facility for three years. The terms of the renewed lease entail a fixed monthly rent as follows:

•	CAD $33,008 for the first year,
•	CAD $33,801 for the second year, and
•	CAD $34,612 for the third year.

In May 2026, the Company entered into a three-year lease agreement for leasing 14,000 square feet of space to increase its warehouse facility in Mississauga. The payment schedule is as follows:

•	CAD $ 27,000 for the first year,
•	CAD $28,000 for the second year, and
•	CAD $29,000 for the third year.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

12. Share capital

a. Authorized and issued capital stock

		Common Shares
	Note	Number	Amount
Balance, September 30, 2024		34,137,665	$116,408
Issuance of shares	(i)	5,951,250	11,582
Exercise of options		18,000	72
Balance, June 30, 2025		40,106,915	128,062
Transfer from contributed surplus		-	2,080
Exercise of warrants	(ii)	845,000	3,249
Exercise of options		1,157,005	1,475
Balance, September 30, 2025		42,108,920	134,866
Issuance of shares	(iii)	5,405,000	25,845
Exercise of warrants	(iv) (v)	1,487,841	1,174
Exercise of options	12(b)	997,136	3,503
Transfer from contributed surplus		-	6,611
Balance, June 30, 2026		49,998,897	$171,999

i.	The Company issued 5,951,250 common shares at $2.15 for a total equity raise of $11,789 and share issuance cost of $207. The proceeds were recognized net of legal and consulting fees.
ii.

On August 11, 2025, the warrants classified as derivative warrants were exercised by the investors at the price of CDN 5.30. As a result, the Company received US $3,249 in total proceeds. Fair valuation was done under Black Scholes model and the assumptions on the date of exercise included Risk-free interest rate (based on U.S. government bond yields) of 2.68%, expected volatility of the market price of shares (based on historical volatility of share price) of 65.05%, and the expected warrant life (in years) of 0.24 years.

iii.

The Company issued 5,405,000 common shares at $4.862 for a total equity raise of $26,079 (including fees of $200 paid to underwriters and $234 paid for legal services; 705,000 common shares issued pursuant to the full exercise of the over-allotment option at the offering price). The proceeds were recognised net of the legal and consulting fees.

iv.

On November 07, 2025, the warrants classified as derivative warrants were exercised by the investors at the price of CDN 5.30. As a result, the Company received US $255 in total proceeds. Fair valuation was done under Black Scholes model and the assumptions on the date of exercise included Share price CDN 7.54, Risk-free interest rate (based on U.S. government bond yields) of 2.42%, expected volatility of the market price of shares (based on historical volatility of share price) of 72.30%, and the expected warrant life (in years) of 0 years. A revaluation gain of $35 was recognized in finance cost and $109 were transferred from derivative liability to share capital.

v.

Dr. Sankar Das Gupta, Chairman and a director of the Company, exercised 1,420,000 warrants at an exercise price of Cdn $0.90 per share. As a result, the Company issued 1,420,000 common shares and increased its issued and outstanding share capital accordingly. Accordingly, an amount of $4,725 is reclassed from warrants to share capital as presented in condensed interim consolidated statements of changes in equity.

b. Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2024	4,880,288	2.52
Exercised during the period	(18,000)	3.25
Expired during the period	(31,499)	3.42
Granted	514,000	2.50
Outstanding, June 30, 2025	5,344,789	2.58
Exercised during the period	(1,157,005)	1.31
Expired during the period	(2,900)	3.34
Granted	370,000	3.37
Outstanding, September 30, 2025	4,524,884	3.44
Exercised during the period	(997,136)	3.45
Expired during the period	(10,598)	3.56
Granted	1,897,000	7.41
Outstanding, June 30, 2026	5,414,150	4.76

As on June 30, 2026

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$7.41	(Cdn10.53)	1,897,000	9.77	63,333	7.41
$2.39	(Cdn3.4)	504,000	8.78	270,221	2.39
$3.29	(Cdn4.68)	388,332	7.76	271,682	3.29
$3.77	(Cdn5.35)	956,332	6.78	356,332	3.77
$2.01	(Cdn2.85)	215,000	5.97	215,000	2.01
$4.05	(Cdn5.75)	20,000	5.42	20,000	4.05
$3.52	(Cdn5)	1,167,667	5.20	367,667	3.52
$2.32	(Cdn3.3)	98,518	4.20	98,518	2.32
$1.06	(Cdn1.5)	24,000	3.09	24,000	1.06
$0.99	(Cdn1.4)	47,180	1.65	47,180	0.99
$4.29	(Cdn6.1)	5,000	1.09	5,000	4.29
$7.50	(Cdn10.65)	91,121	0.50	91,121	7.50
		5,414,150		1,830,054	3.37

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

As on June 30, 2025

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.50	(Cdn3.4)	484,000	9.78	133,333	2.50
$3.44	(Cdn4.68)	441,000	8.76	205,007	3.44
$3.93	(Cdn5.35)	1,002,000	7.78	281,676	3.93
$2.09	(Cdn2.85)	298,000	6.97	298,000	2.09
$4.22	(Cdn5.75)	20,000	6.41	20,000	4.22
$3.67	(Cdn5)	1,494,667	6.20	694,667	3.67
$2.42	(Cdn3.3)	270,268	5.20	270,268	2.42
$1.10	(Cdn1.5)	1,024,000	4.08	1,024,000	1.10
$1.03	(Cdn1.4)	116,566	2.65	116,566	1.03
$4.48	(Cdn6.1)	10,667	2.09	10,667	4.48
$7.82	(Cdn10.65)	101,121	1.50	101,121	7.82
$2.90	(Cdn3.95)	9,600	0.62	9,600	2.90
$2.53	(Cdn3.45)	72,900	0.25	72,900	2.53
		5,344,789		3,237,805	2.58

For the options exercised, the share price at the time of exercise was between CDN $6.02-$17.06. Total stock-based compensation expense recognized during the three and nine months period ended June 30, 2026 was $2,382 and $2,781 (June 30, 2025: $543 and $1,246).

The Company amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model which uses highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

c. Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2024	1,420,000	$0.63
Outstanding, June 30, 2025	1,420,000	$0.63
Outstanding, September 30, 2025	1,420,000	$0.63
Outstanding, June 30, 2026	-	-

Additionally, the number of derivative warrants at June 30, 2026 were NIL (September 30, 2025: 67,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of NIL (June 30, 2025: 2.62%), expected volatility of the market price of our shares (based on historical volatility of our share price) of NIL (June 30, 2025: 53.46%) and the expected warrant life (in years) of NIL (June 30, 2025: 0.36). A 10% change in any assumption would result in the change in derivative warrant liability between NIL (June 30, 2025: ($40)) and NIL (June 30, 2025: $40).

Warrant continuity schedule is as follows:

	Units	Fair Value
Closing balance (September 30, 2024)	912,841	$155
Warrants exercised as on August 11, 2025	(845,000)	(926)
Fair value adjustment	-	915
Closing balance (September 30, 2025)	67,841	144
Warrants exercised on November 30, 2025	(67,841)	(109)
Fair value adjustment	-	(35)
Closing balance (June 30, 2026)	-	$-

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

13. Related Party Transactions

Management compensation

Key management compensation comprises the following:

	Three-month periods ended		Nine-month periods ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Salaries, bonus and other benefits	$238	95	1,029	526
Share based compensation	223	259	394	512
	$461	354	1,423	1,038

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,265 is now made to a related party of Electrovaya.

On December 31, 2025, the old facility agreement expired. In January 2026, the Company entered into a new Facility Usage Agreement for a term of three years. The new lease has been recognized as a lease liability and corresponding right of use asset.

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of NIL and NIL is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and nine month periods ended June 30, 2026 (three and nine month periods ended June 30, 2025: NIL and $175)

In April 2023, following the suggestion of the Company’s Compensation Committee, consisting entirely of independent directors, the Company’s Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. The expense of $Nil and NIL is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and nine month periods ended June 30, 2026 (three and nine month periods ended June 30, 2025: NIL and $78).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

14. Change in Non-Cash Operating Working Capital

	June 30, 2026	June 30, 2025
Trade and other receivables	$(13,506)	(7,810)
Inventories	(6,062)	(2,475)
Prepaid expenses and other	(5,277)	(2,097)
Trade and other payables	(1,100)	(306)
	$(25,945)	(12,688)

15. Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model (“BSM”). Using this approach, the fair value of the warrants on November 09, 2022, was determined to be $3,265. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%.

All the warrants were exercised before the expiry date in November 2025.

For the financial year ending September 30, 2025, key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2025, were, stock price Cdn $8.20 (September 30, 2024: Cdn $3.16), expected life of 0.11 years (September 30, 2024: 1.1 years), annualized volatility of 87.03% (September 30, 2024: 52.72%), annual risk-free rate of 2.49% (September 30, 2024: 2.94%), and dividend yield of 0.0% (September 30, 2024: 0.0%).

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company’s capital management objectives are:

•	to ensure the Company’s ability to continue as a going concern.
•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented in the unaudited condensed interim consolidated statements of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate, and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the three and nine month periods ended June 30, 2026, two customers accounted for $15,556 and $35,757 or 88% and 70% of revenue (three and nine month periods ended June 30, 2025: $10,740 and $28,489 or 63% and 66%). As of June 30, 2026, two customers accounted for 63.19% of accounts receivable (September 30, 2025: 88%). Refer note 4 for expected credit loss provision.

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company’s financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment. The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company:

As at June 30, 2026

	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond	Total
Trade and other payables	$9,308	-	-	-	-	9,308
Lease liability	1,217	1,248	1,133	373	-	3,971
Long term loan	-	22,258	4,664	4,664	10,493	42,079
Other payable	179	419	379	379	758	2,114
	$10,704	23,925	6,176	5,416	11,251	57,472

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

As at September 30, 2025

	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond	Total
Trade and other payables	$9,555	-	-	-	-	9,555
Lease liability	761	719	735	752	189	3,156
Long term loan	-	969	18,641	969	1,938	22,517
Other payable	196	239	239	225	491	1,390
	$10,512	1,927	19,615	1,946	2,618	36,618

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.’s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at June 30, 2026 was $4,779 (September 30, 2025: $1,590).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain (loss) by $580 (June 30, 2025: $310).

16. Contingencies

a. Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

b. Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c. Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

17. Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of the Group’s segments, or how segment performance is measured, from that described in the Company’s condensed interim consolidated financial statements as at and for the period ended June 30, 2026.

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Large format batteries	$17,694	17,053	51,244	42,514
Other	21	80	74	806
	$17,715	17,133	51,318	43,320

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Revenue with customers
Sale of batteries and battery systems	$17,588	17,053	51,138	42,514
Sale of services	19	7	72	533
Others	108	73	108	273
	$17,715	17,133	51,318	43,320

Revenues attributed to geographical regions based on the location of the customer were as follows:

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Canada	$238	1,824	769	2,172
United States	16,493	15,304	49,451	41,042
Others	984	5	1,098	106
	$17,715	17,133	51,318	43,320

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

18. Other payables

Technology Partnerships Canada (“TPC”) projects are long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognized, and the new debt was recognized with first payment starting in July 2025 and final payment to be discharged in July 2031.

The following table represents changes in the debt for repayments to Industry Canada:

	June 30, 2026	September 30, 2025
Opening balance	$332	379
Interest accretion	83	114
Foreign exchange gain / loss	(7)	(12)
Debt extinguishment	-	(149)
Ending balance	408	332
Less: current portion of the debt (included in trade and other payables)	(29)	(23)
Ending balance of long-term portion	$379	309

Following is the payment schedule for TPC:

Year	Amount ($)
2026	126
2027	126
2028	126
2029	126
2030	126
2031	126

19. Income tax

The Company’s effective income tax rate was -5% for the nine months ended June 30, 2026 (June 30, 2025 –0.00%). The effective tax rate is different than the statutory rate primarily due to the recognition of previously unrecognized deferred tax assets on non-capital losses in Canada.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and nine month periods ended June 30, 2026 and 2025

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2025 – 26.50%) to the loss before income taxes as a result of the following:

	For the period ended
	June 30, 2026	June 30, 2025
Income (loss) before income taxes	$2,262	1,315
Expected recovery of income taxes based on statutory rates	599	348
Reduction in income tax recovery resulting from:
Foreign tax rate differential	(130)	(57)
Other permanent differences	1,211	131
Share issue costs allocated to equity	-	(39)
Expiry of losses	50	372
Benefit from deferred tax asset not previously recognized	(1,829)	(755)
Income tax expense (recovery)	$(99)	-

20. Subsequent event

Subsequent to the reporting period, on July 14, 2026, the Company entered into a commercial agreement and warrant transaction with Amazon.com, Inc. Under the agreement, Amazon received warrants to purchase up to 13,880,345 common shares of the Company at an exercise price of US$8.5650 per share, based on the five-day volume-weighted average trading price immediately preceding the agreement date. Of the total warrants issued, 5,545,880 warrants vested immediately upon execution of the commercial arrangements.

The remaining 8,334,465 warrants vest proportionately based on future purchases by Amazon, with the warrants becoming fully vested upon Amazon achieving cumulative purchases of US$280 million. The warrants expire on July 14, 2036, and are subject to customary adjustments and applicable regulatory and stock-exchange approvals.

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